*THIS AMENDMENT IS BEING FILED TO CORRECT THE SEC FILE NUMBER SHOWN BELOW

FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-32220

NOTIFICATION OF LATE FILING

(Check One)

[ ]Form 10-K, [ ]Form 20-F, [ ]Form 11-K, [X] 10-QSB, [ ]Form N-SAR

For Period Ended: September 30, 2004

[ ]Transition Report on Form 10-K

[ ]Transition Report on Form 20-F

[ ]Transition Report on Form 11-K

[ ]Transition Report on Form 10-Q

[ ]Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

American Water Star, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

4560 South Decatur Blvd, Suite 301

(Address of U.S. Principal Executive Office) (Street & Number)

Las Vegas, Nevada 89103

(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c )

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c ) The accountant's statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.

Part III - Narrative

The Company was unable to file its Quarterly Report in Form-10QSB for the period ending September 31, 2004 due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-QSB, without unreasonable effort or expense.

Part IV - Other Information

  Name and telephone number of persons to contact in regard to this notification:

Dale Barnhart (702) 740-7036

  (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such report(s)) been filed? [X]Yes [ ] No

If answer is no, identify report(s).

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? [ ] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

American Water Star, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2004

By:/s/ Dale Barnhart

Dale Barnhart, Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).